Filed Pursuant to Rule 433
Registration Statement No. 333-240279

Pricing Term Sheet

Stewart Information Services Corporation

$450,000,000 3.600% Senior Notes due 2031

Dated: November 17, 2021

This term sheet to the preliminary prospectus supplement dated November 15, 2021 should be read together with the preliminary prospectus supplement before making a decision in connection with an investment in the securities. The information in this term sheet supersedes the information contained in the preliminary prospectus supplement to the extent that it is inconsistent therewith. Terms used but not defined herein have the meaning ascribed to them in the preliminary prospectus supplement.

Issuer:	Stewart Information Services Corporation

Title of Securities:	3.600% Senior Notes due 2031

Expected Rating (Fitch)**:	BBB-

Distribution:	SEC Registered

Aggregate Principal Amount Offered:	$450,000,000

Trade Date:	November 17, 2021

Settlement Date*:	November 24, 2021 (T+5)

Maturity Date:	November 15, 2031

Coupon (Interest Rate):	3.600%

Price to Public (Issue Price):	99.934% of principal, plus accrued interest, if any, from November 24, 2021

Interest Payment Dates:	Semi-annually in arrears on November 15 and May 15 of each year, commencing May 15, 2022. The initial interest period will be the period from, and including, the settlement date, to, but excluding, May 15, 2022.

Interest Record Dates:	November 1 and May 1

Benchmark Treasury:	1.375% UST due November 15, 2031

Benchmark Treasury Price / Yield:	97-27+ / 1.608%

Spread to Benchmark Treasury:	200 bps

Yield to Maturity:	3.608%

Net Proceeds to Issuer (before expenses):	$445,203,000

Optional Redemption:	In whole or in part at any time prior to the Par Call Date, make-whole call at a redemption price equal to the greater of (i) 100% of the principal amount of the notes being redeemed and (ii) discounted present value of the principal and interest (exclusive of interest accrued to the date of redemption and assuming that the notes mature on the Par Call Date) at T+30 basis points, in each case, plus accrued and unpaid interest, if any, to but excluding, the redemption date.

Par Call Date:	On or after August 15, 2031 (the date that is 3 months prior to the maturity date)

Denominations:	Denominations of $2,000 and integral multiples of $1,000 in excess thereof

Change of Control Offer:	None.

Joint Bookrunners:	Goldman Sachs & Co. LLC PNC Capital Markets LLC

Co-Managers:	Fifth Third Securities, Inc. Citizens Capital Markets, Inc. Regions Securities LLC Keefe, Bruyette & Woods, Inc. Stephens Inc. Dowling and Partners Securities, LLC

CUSIP/ISIN Numbers:	CUSIP: 86038A AA0 ISIN: US86038AAA07

We have filed a registration statement (including a preliminary prospectus supplement and the accompanying prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and the accompanying prospectus included in that registration statement and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we or the underwriters will arrange to send you the prospectus supplement and accompanying prospectus if you request them by calling Goldman Sachs & Co. LLC toll-free at (866) 471-2526 or PNC Capital Markets LLC toll-free at (855) 881-0697.

* It is expected that delivery of the Notes will be made against payment therefor on or about November 24, 2021, which will be the fifth business day following the date hereof (this settlement cycle being referred to as “T + 5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any day prior to two business days before delivery will be required to specify alternative settlement arrangements at the time of any such trade to prevent a failed settlement and should consult their own advisors.

**Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.